VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Thomas Jones, Russell Mancuso

Re:	Obalon Therapeutics, Inc. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-232276
Ladies and Gentlemen:
On behalf of our client, Obalon Therapeutics, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we are hereby filing Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”). The Company originally filed its Registration Statement on Form S-1 with the U.S. Securities and Exchange Commission (the “Commission”) on June 21, 2019 (the “Original Registration Statement”) and subsequently amended the Registration Statement on July 26, 2019 (“Amendment No. 1”) and July 30, 2019 (“Amendment No. 2,” and the Original Registration as amended by Amendment No.1, Amendment No. 2 and Amendment No.3, the “Registration Statement”). Amendment No. 3 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 2 received July 31, 2019 from the staff of the Commission (the “Staff”).

August 1, 2019 Page 2

The numbered paragraphs in italics below set forth the Staff’s comments and are followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.
Amendment No. 2 to Registration Statement on Form S-1

Exhibits

1.
We note your forum selection provision in the warrant. Please clearly and prominently describe the provision in your prospectus and clearly describe the risks or other impacts on investors. Also, disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or the Exchange Act.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 124 of Amendment No. 3. Additionally, the Company has filed a new Form of Warrant, attached as Exhibit 4.6, to Amendment No. 3 in which the forum selection provision has been revised to indicate that it does not apply to actions arising under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.
We note the provisions in exhibit 1.1 regarding the waiver on behalf of stockholders of the right to trial by jury. Please disclose whether the provisions would apply to claims under the federal securities laws. If so, please include a separately captioned risk factor addressing the impact of the provisions on investors and any uncertainty regarding enforceability. If the provisions do not apply to actions arising under the federal securities laws, please ensure that the provisions in the governing documents state this clearly.

Response:

In response to the Staff’s comment, the Company has filed a new form of Underwriting Agreement, attached as Exhibit 1.1 to Amendment No. 3, in which Section 13 of the Underwriting Agreement has been revised to indicate that it does not apply to actions arising under the Securities Act or the Exchange Act.

August 1, 2019 Page 3

We look forward to resolving any outstanding issues with respect to the Registration Statement as quickly as possible. Please do not hesitate to contact me at (714) 755-8181 with any questions or further comments you may have regarding the Registration Statement or if you wish to discuss the above or enclosed.

Sincerely,

/s/ B. Shayne Kennedy
B. Shayne Kennedy
of LATHAM & WATKINS LLP

Enclosures

cc:    (via e-mail)

William Plovanic, President and Chief Financial Officer, Obalon Therapeutics, Inc.
Drew Capurro, Latham & Watkins LLP
Merrill M. Kraines, Pepper Hamilton LLP
Thomas E. Mitchell, Pepper Hamilton LLP